                                                                    EXHIBIT 13.1

CONSOLIDATED FINANCIAL HIGHLIGHTS

Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions, except per share data)
The selected financial data shown below include BNSF results for each of the years ended December 31, 1998, 1997 and 1996, Burlington Northern Inc. results for each of the two years ended December 31, 1995, and Santa Fe Pacific Corporation results from September 22, 1995 through December 31, 1995.

---------------------------------------------------------------------------------------------------------
December 31,                                             1998       1997       1996       1995       1994
---------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED:
  Revenues                                            $ 8,941    $ 8,370    $ 8,109    $ 6,099     $4,894
  Operating income/(1)/                                 2,158      1,767      1,748        526        853
  Income before extraordinary item and cumulative
     effect of change in accounting method/(2)/         1,155        885        889        198        426
  Accounting change/Extraordinary item/(3)(4)/             --         --         --       (106)       (10)
  Net income                                          $ 1,155    $   885    $   889    $    92     $  416
  Earnings available for common stockholders          $ 1,155    $   885    $   889    $    71     $  394
  Basic earnings per share:/(5)/
     Before extraordinary item and change in
        accounting method                             $  2.45    $  1.91    $  1.95    $   .57     $ 1.51
     Accounting change/Extraordinary item                  --         --         --       (.34)      (.04)
     Basic earnings per share                         $  2.45    $  1.91    $  1.95    $   .23     $ 1.47
     Average shares (in millions)                       470.5      464.4      456.3      313.2      267.3
  Diluted earnings per share:/(5)/
     Before extraordinary item and change in
        accounting method                             $  2.43    $  1.88    $  1.91    $   .55     $ 1.46
     Accounting change/Extraordinary item                  --         --         --       (.33)      (.03)
     Diluted earnings per share                       $  2.43    $  1.88    $  1.91    $   .22     $ 1.43
     Average shares (in millions)                       476.2      471.1      464.4      317.7      291.3
  Dividends declared per common share/(5)/            $   .44    $   .40    $   .40    $   .40     $  .40
--------------------------------------------------    -------    -------    -------    -------     ------
AT YEAR END:
  Total assets                                        $22,690    $21,336    $19,763    $18,269     $7,592
  Long-term debt and commercial paper,
     including current portion                          5,456      5,289      4,711      4,233      1,819
  Stockholders' equity                                  7,770      6,812      5,981      5,037      2,237
  Total debt to capital                                    41%        44%        44%        46%        45%
--------------------------------------------------    -------    -------    -------    -------     ------
FOR THE YEAR ENDED:
  Capital expenditures                                $ 2,147    $ 2,182    $ 2,234    $   890     $  698
  Depreciation and amortization                           832        773        760        520        362
  Operating ratio/(6)/                                   75.9%      77.8%      78.4%      79.3%      82.6%
--------------------------------------------------    -------    -------    -------    -------     ------

(1) 1997 and 1995 include $90 million ($57 million after-tax) and $735 million ($453 million after-tax), respectively, for special charges principally related to employee merger and separation costs.
(2) Includes items in note (1) above. Additionally, 1998 includes a $32 million after tax gain on the sale of substantially all of the Company's interest in Santa Fe Pacific Pipeline Partners, L.P. as discussed in Note 2 of the financial statements.
(3) 1995 includes the cumulative effect of the change in accounting method for locomotive overhauls which decreased net income by $100 million. Additionally, 1995 includes an extraordinary loss on retirement of debt of $6 million (after tax).
(4) 1994 includes the cumulative effect of the implementation of the accounting standard for post-employment benefits.
(5) Information for prior periods has been restated to reflect the 1998 three-for-one common stock split.
(6) 1997 and 1995 operating ratios exclude the pre-tax charges discussed in note
    (1) above.

                                      BURLINGTON NORTHERN SANTA FE CORPORATION 1

FINANCIAL CONTENTS

15   Management's Discussion and Analysis

25   Report of Management

25   Report of Independent Accountants

26   Consolidated Statement of Income

27   Consolidated Balance Sheet

28   Consolidated Statement of Cash Flows

29   Consolidated Statement of Changes in Stockholders' Equity

30   Notes to Consolidated Financial Statements
--------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis relates to the financial condition and results of operations of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries (collectively BNSF or Company). The principal subsidiary of BNSF is The Burlington Northern and Santa Fe Railway Company (BNSF Railway). All earnings per share information is stated on a diluted basis.

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1998 COMPARED WITH
YEAR ENDED DECEMBER 31, 1997

BNSF recorded net income for 1998 of $1,155 million ($2.43 per share), compared with net income of $885 million ($1.88 per share) for 1997 principally reflecting increased revenues in intermodal, coal and other sectors. More moderate winter weather in the first quarter of 1998 relative to 1997, gains on real estate portfolio sales and a first quarter 1998 $67 million pre-tax gain ($32 million after-tax or $0.07 per share) on the sale of substantially all of the Company's interest in Santa Fe Pacific Pipeline Partners, L.P. also contributed to the improvement. In addition, 1997 included a $90 million pre-tax special charge ($57 million after-tax or $0.12 per share) principally related to the consolidation of clerical functions (see Other Matters: Employee Merger and Separation Costs).

  Excluding the 1998 gain on the pipelines sale and the 1997 special charge, BNSF's adjusted net income for 1998 was $1,123 million ($2.36 per share) compared with 1997 adjusted net income of $942 million ($2.00 per share).

--------------------------------------------------------------------------------

REVENUE TABLE

The following table presents BNSF's revenue information by commodity for the years ended December 31, 1998, 1997 and 1996 and includes certain reclassifications of prior year information to conform to current year presentation.


                                       Revenues                           Car/Units                   Average Revenue Per Car/Units
                           ------------------------------       ----------------------------          -----------------------------
                             1998        1997        1996         1998       1997       1996            1998       1997       1996
                                    (IN MILLIONS)                       (IN THOUSANDS)
                           ------      ------      ------       ------     ------     ------          ------     ------     ------
Intermodal                 $2,469      $2,282      $2,039        3,126      2,854      2,570          $  790     $  800     $  793
Coal                        2,239       1,972       1,973        2,078      1,862      1,854           1,077      1,059      1,064
Agriculture Commodities     1,077       1,087       1,171          581        577        587           1,854      1,884      1,995
Chemicals                     841         812         782          504        482        460           1,669      1,685      1,700
Metals and Minerals           757         731         693          660        622        628           1,147      1,175      1,104
Forest Products               598         564         548          344        335        334           1,738      1,684      1,641
Consumer Goods                553         497         468          365        349        308           1,515      1,424      1,519
Automotive                    388         422         396          226        264        251           1,717      1,598      1,578
                           ------      ------      ------       ------     ------     ------          ------     ------     ------
Total Freight Revenues      8,922       8,367       8,070        7,884      7,345      6,992          $1,132     $1,139     $1,154
                                                                ======     ======     ======          ======     ======     ======
Other Revenues                 19           3          39
-------------------------  ------      ------      ------
Total Revenues             $8,941      $8,370      $8,109
=========================  ======      ======      ======

REVENUES

Total revenues for 1998 were $8,941 million, 7 percent or $571 million higher than revenues of $8,370 million for 1997. The increase primarily reflects increases in the intermodal, coal, chemicals, metals and minerals, forest products, and consumer goods sectors partially offset by lower agricultural commodities and automotive revenues. Average revenue per car/unit decreased slightly in 1998 to $1,132 from $1,139 in 1997. During 1998, BNSF's share of the Western United States (U.S.) rail traffic market, based on reporting to the Association of American Railroads (AAR), increased 2.9 points to 44.3 percent. This gain was primarily the result of the trackage rights gained from Union Pacific Corporation (UP) and operating problems experienced by the UP associated with consolidating operations.

  Intermodal revenues of $2,469 million improved $187 million or 8 percent compared with 1997 reflecting increases in the direct marketing, international and truckload sectors. Direct marketing revenues benefited from increased units shipped for UPS, less than truckload (LTL) customers and the United States Postal Service. International revenues were up due to higher volume associated with market share gains

                                     BURLINGTON NORTHERN SANTA FE CORPORATION 15
and new business established with Sealand, NYK, Maersk and K-Line. Truckload revenues increased primarily due to volume growth from J.B. Hunt and Schneider.

     Coal revenues of $2,239 million for 1998 increased $267 million or 14 percent primarily due to strong demand, volume gains associated with market share improvements and favorable operating conditions as a result of a more moderate winter in 1998.

     Agricultural commodities revenues of $1,077 million for 1998 were $10 million or 1 percent lower than 1997 due to poor Pacific Northwest (PNW) corn and soybeans exports as well as weak barley exports. This was partially offset by increased movements of minor oilseeds exports.

     Chemicals revenues of $841 million for 1998 were $29 million or 4 percent higher than 1997. Increases in industrial chemicals, petroleum products and plastics were partially offset by weak fertilizer markets.

     Metals and minerals revenues of $757 million for 1998 were $26 million or 4 percent higher than 1997 and were led primarily by strength in aluminum and non-ferrous materials as well as volume increases in steel products, cement and rock and specialty minerals.

     Forest products revenues of $598 million for 1998 were $34 million or 6 percent higher than 1997 primarily due to printing paper volume gains as 1997 was impacted by severe winter weather, increased Canadian newsprint imports and pulpboard volume gains as a result of market share gains. Lumber volumes increased due to higher levels of construction activity.

     Consumer goods revenues of $553 million for 1998 were $56 million or 11 percent higher than 1997 primarily due to volume increases in corn syrup traffic to Mexico, Texas and California and increased sugar traffic as 1997 was impacted by severe winter weather. Government and machinery revenues increased as a result of increased Boeing traffic.

     Automotive revenues of $388 million for 1998 were $34 million or 8 percent lower than 1997 reflecting decreases in volumes due to the loss of Ford's Southwestern U.S. business and the impact of the 1998 General Motors strike, partially offset by strong Honda loadings.

EXPENSES

Total operating expenses for 1998 were $6,783 million, an increase of $180 million or 3 percent higher than 1997. As discussed above, 1997 included a $90 million ($57 million after-tax) special charge principally related to the consolidation of clerical functions. Excluding the special charge, 1998 operating expenses were $270 million or 4 percent higher than 1997. The operating ratio improved to 75.9 percent for 1998 compared with a 77.8 percent adjusted operating ratio for 1997.

     Compensation and benefits expenses of $2,812 million were $137 million or 5 percent higher than 1997. Wages were higher due to volume related increases primarily in train crew costs, wage increases for salaried and union employees, and increased incentive compensation expense. These increases were partially offset by lower labor costs associated with repairs to track and equipment as 1997 was unusually high because of severe winter weather.

     Purchased services expenses of $894 million for 1998 were $71 million or 9 percent higher than 1997 due principally to higher joint facility costs from increased operations over trackage rights obtained from UP, increased equipment maintenance costs, and higher ramping costs related to increased intermodal volumes.

     Equipment rents expenses of $804 million were $16 million or 2 percent lower than 1997. Improved equipment utilization and lower performance penalties for grain cars were partially offset by volume driven increases for leased coal cars and locomotives.

     Fuel expenses of $724 million for 1998 were $23 million or 3 percent lower than 1997, as a result of a 6 cent or 8 percent decrease in the average all-in cost per gallon of diesel fuel, partially offset by a 6 percent volume driven increase in consumption from 1,092 million gallons to 1,155 million gallons. The decrease in the average all-in cost per gallon of diesel fuel includes a 13 cent decrease in the average purchase price, partially offset by current year losses related to BNSF's fuel hedging program. Gross ton-miles per gallon of fuel increased 4 percent reflecting a continuing favorable operating trend resulting from new, fuel efficient locomotives and more fuel efficient operating practices.

     Materials and other expenses of $717 million for 1998 were $42 million or 6 percent higher than 1997 principally due to lower credits from joint facility billings due to lower UP traffic levels on BNSF facilities. Other expenses in 1997 also included more income from the sale of easements and higher tax incentives from the State of Nebraska related to investment and employment levels in the state.

     Interest expense for 1998 increased by $10 million to $354 million reflecting higher debt levels which increased to $5,456 million at December 31, 1998 from $5,289 million at December 31, 1997, partially offset by lower interest rates.

     Other income (expense), net was favorable by $64 million compared to 1997 primarily due to the $67 million pre-tax gain on the pipeline partnership sale in the first quarter of 1998 as discussed in Note 2: Sale of Investment in Pipeline Partnership. In addition, lower equity in earnings of pipelines due to the first quarter sale of this investment was offset by gains on real estate portfolio sales.

16 BURLINGTON NORTHERN SANTA FE CORPORATION

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

BNSF recorded net income for 1997 of $885 million ($1.88 per share), compared with net income of $889 million ($1.91 per share) for 1996. The decrease in net income is primarily due to a fourth quarter special charge of $90 million ($57 million after-tax or $.12 per share) principally related to the consolidation of clerical functions (see Other Matters: Employee Merger and Separation Costs). This was largely offset by improved operating results in 1997 despite severe weather conditions in the first quarter of 1997 throughout the Northern Plains and the PNW. The financial impact of recurring and protracted outages on many parts of the system, the cost of repairing track, signals and equipment, and the operating inefficiencies caused by the weather is virtually impossible to measure with precision. However, the Company estimates that the severe weather in the first quarter of 1997 resulted in lost revenue opportunities of approximately $100 million and increased operating expenses by at least $50 million. Excluding the fourth quarter special charge, net income for 1997 was $942 million ($2.00 per share) compared with 1996 net income of $889 million ($1.91 per share).

REVENUES

Total revenues for 1997 were $8,370 million or 3 percent higher compared with revenues of $8,109 million for 1996. The $261 million increase primarily reflects increases in the intermodal, consumer goods, metals and minerals, chemicals, automotive, and forest products sectors partially offset by lower agricultural commodities revenues. Average revenue per car/unit decreased slightly in 1997 to $1,139 from $1,154 in 1996. During 1997, BNSF'S share of the Western U.S. rail traffic market, based on reporting to the AAR, increased 1.8 points to 41.4 percent. This gain was primarily the result of the trackage rights gained from UP and operating problems experienced by the UP associated with consolidating operations.

  Intermodal revenues improved $243 million or 12 percent compared with 1996, due to increased volume growth in the direct, international, truckload, and international marketing companies sectors. The direct sector experienced a 14 percent growth in revenues primarily due to an 18 percent gain in loadings. Direct sector growth was due to volume increases from LTL shipments led by Yellow Freight, Consolidated Freightways and Roadway. LTL volume from Yellow Freight, Consolidated Freightways, and Roadway has grown substantially all year with growth accelerating in the 2nd, 3rd, and 4th quarters in particular due to Yellow Freight's change of operations completed in April 1997. International revenues increased 10 percent from 1996 due to an 8 percent increase in units moved. International growth has been the result of a strong import economy and increased market share by steamship lines such as Hyundai, OOCL, and Cosco. Truckload revenues increased 21 percent due to a 20 percent increase in loadings, primarily attributable to strength in the Company's Chicago to California and Southeast to California corridors.

  Agricultural commodities revenues decreased $84 million, or 7 percent, due primarily to a decrease in shipments of wheat for export in the first and second quarters due to the U.S. uncompetitiveness in the world market and severe weather conditions in the Northern Plains and PNW in the first quarter. Some of the volume losses were partially offset by an increased number of shorter haul, lower revenue movements from the southern U.S. plains wheat region. Agricultural commodities revenues were also unfavorably impacted by lower revenue per car for corn movements and volume declines in barley traffic.

  Chemicals revenues increased $30 million, or 4 percent, primarily due to higher demand for petroleum products and plastics. Chemicals carloadings increased 4 percent due to additional traffic from Texas Gulf Coast shippers. Rate increases in petroleum products offset average revenue per car decreases in agricultural minerals and industrial products.

  Metals and minerals revenues increased $38 million, or 5 percent, primarily due to strength in steel products as well as volume increases in clay and aggregates, sand, rock and specialty minerals and sodium compounds. This was partially offset by a decrease in shipments of cement, gypsum and lime.

  Consumer goods revenues increased $29 million, or 6 percent, primarily due to growth in the government and machinery and bulk foods sectors. Overall consumer goods carloadings increased 13 percent. Volume gains in bulk foods were the result of strong corn syrup and sugar loadings, while gains in government and machinery was the result of special moves for Boeing and additional military movements.

  Automotive revenues increased $26 million, or 7 percent, due to a 5 percent volume gain in motor vehicle and vehicle parts traffic. BNSF experienced gains in units moved for Honda and General Motors which were partially offset by reduced Ford shipments. Revenue per revenue ton mile decreased 9 percent due to changes in the traffic mix.

EXPENSES

Total operating expenses for 1997 were $6,603 million or $242 million higher compared with expenses of $6,361 million for 1996. As discussed above, the Company recorded a $90 million ($57 million after-tax) special charge in the fourth quarter of 1997 primarily related to the consolidation of clerical functions. Excluding the special charge, operating expenses for 1997 were $6,513 million, $152 million or 2 percent higher than 1996. The adjusted operating ratio for 1997 was 77.8 percent, compared with an operating ratio of 78.4 percent for 1996.

  Compensation and benefits expenses of $2,675 million were $114 million or 4 percent higher than 1996. A majority

                                     BURLINGTON NORTHERN SANTA FE CORPORATION 17
of the increase was due to higher labor costs associated with weather-related repairs to track and equipment and slower operations. Wages were also higher due to volume related increases in train crew costs and wage increases for salaried and union employees.

  Purchased services expenses of $823 million increased $23 million, or 3 percent, compared with 1996 due to higher ramping and drayage costs related to increased intermodal volumes. Joint facility costs were also higher due to operations over trackage rights gained as a condition of the merger of UP and Southern Pacific Corporation. This increase was partially offset by lower professional service expenses.

  Equipment rents expenses of $820 million were $84 million, or 11 percent, higher than 1996. Lower equipment utilization and higher volumes resulted in increased locomotive rents and higher time and mileage expenses for rail car and intermodal trailers and flat cars. In addition, equipment related performance penalties for grain cars increased $19 million from 1996.

  Fuel expenses of $747 million were $20 million higher than in 1996 due to a 1 percent increase in the average price paid per gallon of diesel fuel as well as a 2 percent increase in consumption due to volume. Gross ton miles per gallon of fuel increased by 2 percent due to additional new, fuel-efficient locomotives and the adoption of more fuel-efficient operating practices.

  Materials and other expenses of $675 million were $102 million lower than 1996 partially due to lower derailment and personal injury expenses reflecting the continuing benefits of employee safety programs. Other expenses were also reduced by income from the sale of signboard easements and tax incentives from the State of Nebraska related to investment and employment levels in the state.

  Interest expense of $344 million was $43 million higher than in 1996, primarily due to higher debt levels, which increased from $4,711 million at December 31, 1996 to $5,289 million at December 31, 1997.

  Other income (expense), net was $12 million below 1996. The increase in expense is due to higher fees from the sale of accounts receivable reflecting an increase in receivables sold and lower profits from land sales.

  Income tax expense of $519 million was $32 million lower in 1997 due to lower pre-tax income and a lower effective tax rate due to adjustments to prior years' tax estimates.

CAPITAL RESOURCES AND LIQUIDITY

Cash generated from operations is BNSF'S principal source of liquidity. BNSF generally funds any additional liquidity requirements through debt issuance, including commercial paper, or leasing of assets.

  BNSF issues commercial paper from time to time which is supported by bank revolving credit agreements. Outstanding commercial paper balances are considered as reducing the amount of borrowings available under these ageements. The bank revolving credit agreements allow borrowings of up to $425 million on a short-term basis and $1.5 billion on a long-term basis. Annual facility fees are currently 0.075 percent and 0.09 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings. Borrowing rates are based upon i) LIBOR plus a spread based upon BNSF's senior unsecured debt ratings, ii) money market rates offered at the option of the lenders, or
iii) an alternate base rate. The commitments of the lenders under the short-term agreement were extended on November 12, 1998 and are currently scheduled to expire on June 15, 1999. The commitments of the lenders under the long-term agreement are scheduled to expire on November 12, 2002.

  At December 31, 1998, there were no borrowings against the revolving credit agreements and the maturity value of commercial paper outstanding was $474 million, leaving a total remaining capacity of $1,026 million available under the long-term revolving credit agreement and $425 million available under the short-term credit agreement.

OPERATING ACTIVITIES

Net cash provided by operating activities was $2,218 million during 1998 compared with $1,814 million during 1997. The increase in cash from operations was primarily due to higher net income before depreciation and amortization and deferred taxes, a decrease in cash used for working capital reflecting the timing of payments, and a decrease in payments for employee merger and separation costs.

INVESTING ACTIVITIES

Net cash used for investing activities during 1998 was $2,418 million, principally comprised of $2,147 million in capital expenditures.

  A breakdown of cash capital expenditures is set forth in the following table (in millions):

Year ended December 31,     1998    1997    1996
-----------------------    ------  ------  ------
Maintenance of Way         $  917  $  974  $  854
Equipment                     583     572     514
Expansion Projects            488     428     439
Other                         159     208     427
-----------------------    ------  ------  ------
Total                      $2,147  $2,182  $2,234
-----------------------    ------  ------  ------

18 BURLINGTON NORTHERN SANTA FE CORPORATION

  Maintenance of way expenditures for 1998 decreased primarily due to use of a higher proportion of second hand rail and reduced tie renewal projects. Equipment expenditures were higher in 1998 reflecting increases for remanufactured freight cars, mechanical shops and shop machinery, partially offset by lower locomotive purchases as more locomotives were acquired through operating leases. Expansion projects in both 1998 and 1997 principally reflect double and triple tracking of main line track and expansion of intermodal terminals. Other projects for 1998 decreased primarily as a result of spending for merger related improvements in 1997 which did not occur in 1998, partially offset by higher capitalized software and computer hardware costs.

  BNSF has entered into commitments to acquire 476 locomotives in 1999. The locomotives will be financed from one or a combination of sources including, but not limited to, cash from operations, capital or operating leases, and debt issuances. The decision on the method used will depend upon the current market conditions and other factors at the time of financing. Beginning in 2000, the Company expects new locomotive acquisitions to significantly decline compared to 1999. BNSF has currently committed to acquire 196 and 50 locomotives in 2000 and 2001, respectively.

FINANCING ACTIVITIES

Net cash provided by financing activities during 1998 was $194 million, primarily related to net proceeds from total debt of $440 million and proceeds from stock options exercised of $111 million, partially offset by dividend payments of $197 million and common share repurchases of $153 million.

  In March 1998, BNSF issued $100 million of 6.05 percent medium-term notes due March 15, 2031, under the August 1997 shelf registration of debt securities. The notes included a provision that gave the Company a call option to purchase all of the notes from the holders in 2001. In connection with the debt issuance, the Company sold the call option to a third party and received cash of $4 million, which has been deferred and is being amortized to interest expense over the life of the debt. If the third party exercises the call option, the third party will repurchase the notes from the holders and remarket them. If the call option is not exercised, the Company must repurchase the notes from the holders. The net proceeds from the sale of the notes were used for general corporate purposes including the repayment of commercial paper. Subsequent to this transaction, the August 1997 shelf registration had $250 million of potential borrowings remaining.

  In March 1998, the Company filed a shelf registration of debt securities, including medium-term notes that may be issued in one or more series at an aggregate offering price not to exceed $500 million. In April 1998, prior to the effective date of the March 1988 shelf registration, the Company amended the August 1997 shelf registration to combine it with the March 1998 shelf registration.

  In July 1998, BNSF issued $200 million of 6.70 percent debentures due August 1, 2028, and in November 1998 BNSF issued $200 million of puttable reset debentures (PURS) due May 13, 2029, under the March 1998 shelf registration of debt securities. The net proceeds from the sale of the debentures were used for general corporate purposes, including the repayment of commercial paper. As of December 31, 1998, the March 1998 shelf registration had $350 million of potential borrowings remaining.

  The PURS included a provision that gave the Company a call option to purchase all of the debentures from the holders on May 13, 1999. In connection with the debt issuance, the Company sold the call option to a third party and received cash of $12 million, which was deferred and is being amortized to interest expense over the life of the debt. In addition, the Company closed out $200 million of treasury lock transactions at a loss of approximately $11 million which was deferred and is being amortized to interest expense over the life of the debt. Until May 13, 1999, the PURS will have a floating interest rate based upon the one month LIBOR rate plus 0.75 percent. On May 13, 1999, either the third party will exercise the call option or the PURS will be put back to the Company by the holders. If the third party exercises the call option, the third party will repurchase the PURS from the holders and remarket them. The interest rate paid by the Company will be reset to a fixed interest rate until maturity in 2029 of approximately 5.67 percent plus a credit spread to be determined at that time. If the call option is not exercised, the Company must repurchase the PURS from the holders.

  During 1998, BNSF Railway entered into $258 million of equipment secured debt of which $173 million was recorded as capital lease obligations.

  In February 1999, the Company filed a new shelf registration of debt securities that may be issued in one or more series at an aggregate offering price not to exceed $750 million. As of February 8, 1999, the shelf registration had not yet been declared effective. When it becomes effective, the Company will have $1.1 billion of borrowing capacity available through the combined shelf registrations.

  Aggregate long-term debt scheduled to mature in 1999 is $268 million, excluding the $200 million PURS due 2029 which may be redeemed in 1999 as discussed above. BNSF's ratio of total debt to total capital was 41 percent at the end of 1998 and 44 percent at the end of both 1997 and 1996.

  During 1998, the Company began share repurchase activity under a 30 million share common stock repurchase program approved by the Board of Directors in July 1997.

                                     BURLINGTON NORTHERN SANTA FE CORPORATION 19

  During 1997 there were no share repurchases made under this program. During 1998, the Company repurchased approximately 5 million shares of its common stock at an average price of $30.75 per share. In connection with its share repurchase program, during 1998 BNSF sold equity put options for 3 million shares of BNSF common stock to an independent third party and received cash proceeds of $2 million. All of the equity put options expired unexercised. Repurchased shares are available to satisfy future requirements of various stock-based employee compensation programs. Management considers many factors which include, among other things, economic and market business conditions and outlook, alternative uses of cash and debt, balance sheet ratios, and stockholder returns when evaluating the timing of share repurchases.

COMMON STOCK SPLIT

On July 16, 1998, the Board of Directors approved a three-for-one common stock split which was effected in the form of a stock dividend of two additional shares of BNSF common stock payable for each share outstanding or held in treasury on September 1, 1998, to stockholders of record on August 17, 1998. All equity-based benefit plans reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data have been restated to reflect the stock split.

DIVIDENDS

Common stock dividends declared were $0.44, $0.40 and $0.40 per common share annually for 1998, 1997 and 1996, respectively. Dividends paid on common stock were $197 million, $185 million and $184 million during 1998, 1997 and 1996, respectively. On July 16, 1998, the Board of Directors increased by 20 percent the amount of its regular quarterly dividend from 10 cents per share to 12 cents per share. The dividend increase was effective beginning with the 1998 third quarter dividend which was paid on October 1, 1998.

  On January 21, 1999, the Board of Directors declared a quarterly dividend of 12 cents per share upon its outstanding shares of common stock, $.01 par value, payable April 1, 1999, to stockholders of record on March 10, 1999.

OTHER MATTERS
CASUALTY AND ENVIRONMENTAL

Personal injury claims, including work-related injuries to employees, are a significant expense for the railroad industry. Employees of BNSF are compensated for work-related injuries according to the provisions of the Federal Employers' Liability Act (FELA). FELA's system of requiring finding of fault, coupled with unscheduled awards and reliance on the jury system, contributed to significant increases in expense in past years. BNSF has implemented a number of safety programs to reduce the number of personal injuries as well as the associated claims and personal injury expense. BNSF made personal injury payments of approximately $193 million, $210 million, and $249 million in 1998, 1997 and 1996, respectively.

  As discussed in more detail in Note 12: Environmental and Other Contingencies, the Company's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the environmental risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials. Many of BNSF's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, also known as the "Superfund" law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs without regard to fault or the legality of the original conduct on current and former owners and operators of a site.

  BNSF is involved in a number of administrative and judicial proceedings and other clean-up efforts at approximately 400 sites, including the Superfund sites, at which it is participating in the study or clean-up, or both, of alleged environmental contamination. BNSF paid approximately $64 million, $55 million and $47 million during 1998, 1997 and 1996, respectively, for mandatory and unasserted clean-up efforts, including amounts expended under federal and state voluntary clean-up programs. BNSF has accruals of approximately $185 million for remediation and restoration of all known sites. BNSF anticipates that the majority of the accrued costs at December 31, 1998 will be paid over the next five years. No individual site is considered to be material.

  During 1998, BNSF settled an environmental matter in the State of Missouri related to release of a reportable quantity of lead sulfide into a waterway. BNSF agreed in the settlement to pay a fine of $7 million, make restitution payments to the State of Missouri of $3 million and committed to spend $9 million, which includes amounts previously paid, in connection with its ongoing remediation efforts. BNSF has made payments of approximately $16 million related to this settlement, including approximately $12 million that was paid during 1998 which is included in total 1998 payments discussed above.

  Liabilities recorded for environmental costs represent BNSF's best estimates for remediation and restoration of these sites and include both asserted and unasserted claims. Unasserted claims are not considered to be a material component of the liability. Although recorded liabilities include BNSF's best estimates of all costs, without reduction for anticipated recoveries from third parties, BNSF's total clean-up costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental

20 BURLINGTON NORTHERN SANTA FE CORPORATION laws and regulations, advances in environmental technology, the extent of other parties' participation in clean-up efforts, developments in ongoing environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to income for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site studies and remediation and restoration efforts proceed or as new sites arise. However, management believes that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on BNSF's consolidated financial position or liquidity.

  The railroad industry, including BNSF Railway, is subject to future requirements regulating air emissions from diesel locomotives. Final regulations applicable to new and rebuilt locomotive engines were promulgated by the United States Environmental Protection Agency (EPA) and became effective June 15, 1998. The new standards will be phased in between 2000 and 2005. BNSF Railway has evaluated compliance requirements and associated costs and believes the costs will not be material in any given year. BNSF Railway has also entered into agreements with the California State Air Resources Board and the EPA regarding a program to reduce emissions in Southern California through accelerated deployment of locomotives which comply with the federal standards.

OTHER CLAIMS AND LITIGATION

BNSF and its subsidiaries are parties to a number of legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to environmental matters and personal injury claims. While the final outcome of these items cannot be predicted with certainty, considering among other things the meritorious legal defenses available, it is the opinion of management that none of these items, when finally resolved, will have a material adverse effect on the annual results of operations, financial position or liquidity of BNSF, although an adverse resolution of a number of these items could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

EMPLOYEE MERGER AND SEPARATION COSTS
LIABILITY BALANCE AND ACTIVITY

Current and long-term employee merger and separation liabilities totaling $474 million and $551 million are included in the consolidated balance sheet at December 31, 1998 and 1997, respectively, and principally represent: (i) employee-related severance costs for the consolidation of clerical functions;
(ii) deferred benefits payable upon separation or retirement to certain active conductors, trainmen and locomotive engineers; and (iii) certain non-union employee severance costs.

  Liabilities related to the consolidation of clerical functions (the Consolidation Plan) were $211 million and $259 million at December 31, 1998 and 1997, respectively. These liabilities provide for severance costs associated with the Consolidation Plan adopted in 1995 upon consummation of the merger of BNSF's predecessor companies Burlington Northern Inc. and Santa Fe Pacific Corporation (the Merger). The Consolidation Plan will result in the elimination of approximately 1,600 permanent positions, of which approximately 1,500 positions have been eliminated through 1998, including approximately 250 positions that were eliminated in 1998. Upon adoption in 1995, the Consolidation Plan was expected to be completed by early 1999. However, the Consolidation Plan was partially delayed as a result of the timing related to completion of merger integration and other issues and is now expected to be completed by 2001. Remaining clerical positions to be eliminated by the Company will result in involuntary separations. Benefits paid to affected employees are in the form of lump-sum payments or payments made over five to ten years or in some cases through retirement.

  Liabilities related to deferred benefits payable upon separation or retirement to certain active conductors, trainmen and locomotive engineers were $207 million and $224 million at December 31, 1998 and 1997, respectively. These costs were incurred in connection with labor agreements reached prior to the Merger which, among other things, reduced train crew sizes and allowed for more flexible work rules.

  Liabilities principally related to certain remaining non-union employee severances resulting from the Merger were $56 million and $68 million at December 31, 1998 and 1997, respectively. These costs will be paid over the next several years based on deferral elections made by affected employees. Approximately 1,500 non-union employees received or are receiving severance payments and special termination benefits under the Company's retirement and health and welfare plans resulting from the Merger.

  During 1998, 1997 and 1996, BNSF made employee merger and separation payments of $77 million, $116 million and $183 million, respectively. At December 31, 1998, $65 million of the remaining liabilities are included within current liabilities for anticipated costs to be paid in 1999.

1997 SPECIAL CHARGE

In the fourth quarter of 1997, the Company recorded a $90 million pre-tax special charge. Approximately $65 million of the charge related to the Consolidation Plan and the remainder of the charge related to severance and other costs for non-union employees. BNSF recorded an initial charge in 1995 for the Consolidation Plan, however, the 1995 charge excluded costs associated with voluntary severance for employees who were given the opportunity to relocate and follow their work, but elected severance.

                                     BURLINGTON NORTHERN SANTA FE CORPORATION 21

YEAR 2000

BACKGROUND

  The Company has established a committee of managers and employees, chaired by the Company's Chief Information Officer, to evaluate and manage the costs and risks associated with becoming Year 2000 compliant and to minimize the impact of the Year 2000 problem on the Company. Because many existing computer programs and microprocessors recognize only the last two digits of years (and not the century designation), they may be unable to accurately recognize and process dates beyond December 31, 1999, and consequently may fail or produce erroneous data. The Year 2000 problem may adversely affect the Company's operations and financial performance if its remediation efforts are not successfully implemented or if the railroads with which the Company connects, critical customers or suppliers fail to become Year 2000 compliant.

STATE OF READINESS

  Year 2000 issues were reviewed in September 1995 following the approval of the merger of the two railroads that now constitute BNSF Railway. The core mainframe systems for the merged railroad were selected in part because they were substantially Year 2000 compliant. These systems integrate all transportation-related activities and computer systems that support BNSF's transportation network, including operations, customer information, and revenue data. This merger-related information systems integration and upgrade activity was substantially completed by July 1997.

  Following this systems integration, BNSF adopted a three-phase approach to Year 2000: Inventory and Assessment; Remediation; and Certification Testing. Separate teams address technologies administered or maintained by the Information Systems Services department (ISS technologies) and other enterprise-wide products and technologies used by the Company, including embedded microprocessor technology (Enterprise technologies). BNSF has completed the Inventory and Assessment phase for both ISS and Enterprise technologies. During this phase, BNSF inventoried all ISS-administered source code, hardware, software and communications equipment that could be affected by the Year 2000 problem, and identified items potentially needing remediation. In addition, the Enterprise team completed a company-wide audit of Enterprise technologies and associated suppliers and service providers for potential Year 2000 problems.

  The Remediation phase is more than three-fourths complete. Remediation includes converting source code and replacing or upgrading purchased software and hardware. Remediation is substantially complete for ISS technologies and is expected to be completed by July 1999 for Enterprise technologies.

  The Certification Testing phase includes validating the performance of ISS and Enterprise technologies in a Year 2000 test environment. The Certification Testing phase also includes validating Year 2000 compliance for critical third party suppliers and service providers. This phase, which is ongoing, overlaps with the Remediation phase. Certification testing for ISS technologies began in November 1998, with critical applications receiving priority; testing for all applications is scheduled for completion by the end of September 1999. Certification testing of all critical Enterprise technologies began in May 1998 and is scheduled for completion in February 1999; testing for non-critical Enterprise technologies is scheduled for completion by July 1999.

COSTS

  As a result of its merger-related systems integration that was completed in 1997, BNSF achieved substantial Year 2000 compliance on its core mainframe systems. In addition, spending on Year 2000 activities approximates $8 million to date. Currently, the total cost of achieving Year 2000 compliance for the Company's ISS and Enterprise technologies is estimated to be approximately $20 million.

YEAR 2000 RISKS AND CONTINGENCY PLANS

  Certain BNSF business processes rely on third parties for the efficient functioning of its transportation network. The Association of American Railroads
(AAR) administers systems that benefit all North American railroads and their customers, including interline settlement, shipment tracing and waybill processing. BNSF and other AAR-member railroads are participating in a process to test and certify these systems for Year 2000 compliance. The AAR expects that these systems will be compliant and pilot tested by specific carriers by April 1999, with open carrier testing conducted promptly thereafter. BNSF plans to develop contingency plans for the business processes supported by AAR systems.

  Certain BNSF routes and resulting revenues are dependent on the use of trackage rights over other railroads, including UP, Montana Rail Link and the Arizona and California Railroad. Other BNSF traffic may originate or terminate on other carriers' lines or may otherwise involve use of a foreign connection en route. Approximately 60 percent of units handled by BNSF run over BNSF facilities only. BNSF's traffic levels and revenues could be significantly reduced and/or its operational network significantly impaired through congestion and other factors if other railroads are not able to accommodate BNSF trains or interchange traffic for any extended period of time due to Year 2000 problems. However, as a result of its work with other railroads to address Year 2000 problems on an industry-wide basis, management believes that the possibility of extended failures on other railroads is not significant. At present, the Company generally has not determined which of its customers may have Year 2000 problems that could result in reduced traffic for the Company.

22 BURLINGTON NORTHERN SANTA FE CORPORATION

  It is the opinion of management that Year 2000 problems in BNSF's internal information systems and technology infrastructure will not have a materially adverse effect on the results of operations, liquidity or financial position of the Company. However, there can be no assurance that the systems or equipment of other parties which interact with BNSF's systems will be compliant on a timely basis. BNSF believes that the failure of systems or equipment of one or more of its key third parties or customers is the most reasonably likely worst case Year 2000 scenario, and that an extended failure could have a material adverse effect on the results of operations, liquidity or financial position of the Company. Where appropriate, BNSF is developing contingency plans in the event that BNSF's key third parties do not become Year 2000 compliant on a timely basis, which effort includes the formalization of existing disaster recovery plans. Contingency plans are expected to be in place by the end of the first quarter 1999.

HEDGING ACTIVITIES

FUEL

During 1998, 1997 and 1996 fuel expenses approximated 11 percent of total operating expenses. Due to the significance of diesel fuel expenses to the operations of the railroad and the historical volatility of fuel prices, the Company has established a program to hedge against fluctuations in the price of its diesel fuel purchases. The intent of the program is to protect the Company's operating margins and overall profitability from adverse fuel price changes. However, to the extent the Company hedges portions of its fuel purchases, it will not realize the impact of decreases in fuel prices. The fuel-hedging program includes the use of commodity swap transactions that are accounted for as hedges. Any gains or losses associated with changes in the market value of the fuel swaps are deferred and recognized as a component of fuel in expense in the period in which the fuel is purchased and used. Based on 1998 fuel consumption and excluding the impact of the hedging program, each one-cent increase in the price of fuel would result in approximately $12 million of additional fuel expense on an annual basis.

  As of February 8, 1999, BNSF had entered into fuel swaps for approximately 1,776 million gallons at an average price of approximately 49 cents per gallon. The above price does not include taxes, transportation costs, certain other fuel handling costs, and any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel.

  Currently, BNSF's fuel hedging program covers approximately 75 percent, 40 percent, 22 percent and 7 percent of estimated annual and quarterly fuel purchases for 1999, 2000, 2001, and 2002, respectively. Hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements in any period. Unrecognized losses from BNSF's fuel swap transactions were approximately $174 million as of December 31, 1998, of which $120 million relates to swap transactions that will expire in 1999. BNSF also monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

INTEREST RATE

From time to time, the Company enters into various interest rate hedging transactions for the purpose of managing exposure to fluctuations in interest rates and establishing rates in anticipation of future debt issuances. As of February 8, 1999, BNSF had interest rate swap transactions which fix the interest rate on the total principal amount of $125 million of its commercial paper debt. The interest rate swap transactions require payment of a weighted average fixed interest rate of approximately 6.1 percent and the receipt of a variable interest rate based on a commercial paper composite rate. The swap transactions expire in December 1999. Any gains and losses associated with changes in market value of these swaps are not recognized. BNSF recognizes, on an accrual basis, a fixed rate of interest on the principal amount of commercial paper hedged over the term of the swap agreements. Unrecognized losses from BNSF's interest rate swap transactions were approximately $2 million as of December 31, 1998.

  During July 1998, at the time of a $200 million debt issuance, the Company closed out $200 million of treasury lock transactions at a loss of approximately $7 million which has been deferred and is being amortized to interest expense over the life of the debt.

  As discussed under Capital Resources and Liquidity: Financing Activities, in November 1998, at the time of the $200 million PURS issuance, the Company closed out $200 million of treasury lock transactions at a loss of approximately $11 million which has been deferred and is being amortized to interest expense over the life of the debt.

  In anticipation of future debt issuances, BNSF has entered into treasury lock transactions, based on the 10-year and 30-year U.S. treasury rates, totaling $300 million and $200 million, respectively. The 10-year and 30-year treasury lock transactions have average interest rates of approximately 4.5 percent and
5.0 percent, respectively, and expire between 1999 and 2001. These rates do not include a credit spread which will be determined at the time of the actual debt issuance and included in the all-in interest rate. The treasury locks can be closed by BNSF anytime up to expiration. Unrecognized gains on the treasury lock transactions were approximately $19 million as of December 31, 1998.

                                     BURLINGTON NORTHERN SANTA FE CORPORATION 23

LABOR

Labor unions represent approximately 88 percent of BNSF Railway employees under collective bargaining agreements with 13 different labor organizations. The collective bargaining agreements reached in 1995 and 1996 as a result of industry-wide labor contract negotiations will remain in effect through at least December 31, 1999 and until new agreements are reached or the Railway Labor Act's procedures are exhausted.

INFLATION

Due to the capital intensive nature of BNSF's business, the full effect of inflation is not reflected in operating expenses because depreciation is based on historical cost. An assumption that all operating assets were depreciated at current price levels would result in substantially greater expense than historically reported amounts.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Statement is effective for the Company's fiscal year 2000; however, early adoption is permitted. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. For fair value hedge transactions in which the Company is hedging changes in the fair value of an asset, liability or an unrecognized firm commitment, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income to the extent it offsets changes in the cash flows related to the variable rate asset, liability or forecasted transaction, with the difference reported in current period earnings. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified in earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges will be recognized in current-period earnings.

  The Company is currently evaluating SFAS No. 133 and whether it will adopt this pronouncement prior to the effective date. Based on interest rate and fuel hedging instruments outstanding at December 31, 1998 and previously deferred losses from past interest rate hedging transactions, all of which are cash-flow hedge transactions, the Company currently estimates that the impact of SFAS No. 133 would result in a net-of-tax cumulative-effect charge to accumulated other comprehensive deficit of approximately $125 million if adopted December 31, 1998. The Company is presently evaluating the impact SFAS No. 133 will have on its ongoing results of operations.

FORWARD-LOOKING INFORMATION

The Year 2000 discussion above contains forward-looking statements, including those concerning the Company's plans and estimated completion dates, cost estimates, assessments of Year 2000 readiness of BNSF and third parties, and possible consequences of any failure on the part of the Company or third parties to be Year 2000 compliant on a timely basis. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, the following: continued availability of qualified personnel to assess, remediate, and test ISS and Enterprise technologies at current estimated costs; emergence of unforeseen software or hardware problems, including where applications interact with each other in ways not anticipated, which could delay or hinder commercial transactions or other operations; the ability to locate and remediate Year 2000 problems with software source code and embedded computer chips in equipment; the failure, in whole or in part, of other railroads or AAR-supported systems to be Year 2000 compliant; the Year 2000 compliance of its business partners and customers and reduced traffic levels due to their failure, in whole or part, to be Year 2000 compliant; business interruption due to delays in obtaining supplies, parts, or equipment from key vendors or suppliers that are affected by Year 2000 problems; the ripple effect of Year 2000-related failures in industries supporting the nation's basic infrastructure, including fuel vendors and pipelines, gas, electric, and water utilities, communications companies, banks and financial institutions, and highway, water, and air transportation systems; and any significant downturn in the general economy, and adverse industry-specific economic conditions at the international, national, and regional levels, wholly or partially caused by Year 2000 problems.

  To the extent that all other written statements include predictions concerning future operations and results of operations, such statements are forward-looking statements that involve risks and uncertainties, and actual results may differ materially. Factors that could cause actual results to differ materially include, but are not limited to, general economic downturns, which may limit demand and pricing; labor matters, which may affect the costs and feasibility of certain operations; and competition and commodity concentrations, which may affect traffic and pricing levels.

24 BURLINGTON NORTHERN SANTA FE CORPORATION

REPORT OF MANAGEMENT

TO THE STOCKHOLDERS OF BURLINGTON NORTHERN SANTA FE CORPORATION

The accompanying consolidated financial statements of Burlington Northern Santa Fe Corporation and subsidiary companies were prepared by management, who are responsible for their integrity and objectivity. They were prepared in accordance with generally accepted accounting principles and properly include amounts that are based on management's best judgments and estimates. Other financial information included in this annual report is consistent with that in the consolidated financial statements.

  The Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that the books and records reflect the authorized transactions of the Company. Limitations exist in any system of internal accounting controls based upon the recognition that the cost of the system should not exceed the benefits derived. The Company believes its system of internal accounting controls, augmented by its internal auditing function, appropriately balances the cost/benefit relationship.

  Independent accountants provide an objective assessment of the degree to which management meets its responsibility for fairness of financial reporting. They regularly evaluate the system of internal accounting controls and perform such tests and other procedures as they deem necessary to express an opinion on the fairness of the consolidated financial statements.

  The Board of Directors pursues its responsibility for the Company's financial statements through its Audit Committee which is composed solely of directors who are not officers or employees of the Company. The Audit Committee meets regularly with the independent accountants, management and internal auditors. The independent accountants and the Company's internal auditors have direct access to the Audit Committee, with and without the presence of management representatives, to discuss the scope and results of their work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.


/s/ Robert D. Krebs

Robert D. Krebs
Chairman, President and Chief Executive Officer


/s/ Denis E. Springer

Denis E. Springer
Senior Vice President and Chief Financial Officer


/s/ Thomas N. Hund

Thomas N. Hund
Vice President and Controller


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Burlington Northern Santa Fe Corporation and subsidiary companies at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Fort Worth, Texas
February 8, 1999


                                     BURLINGTON NORTHERN SANTA FE CORPORATION 25

CONSOLIDATED STATEMENT OF INCOME
Burlington Northern Santa Fe Corporation and Subsidiaries

(Dollars in millions, except per share data)
-----------------------------------------------------------------------
Year ended December 31,                          1998    1997     1996
-----------------------------------------------------------------------
Revenues                                        $8,941  $8,370   $8,109
                                                ------  ------   ------
Operating expenses:
 Compensation and benefits                       2,812   2,675    2,561
 Purchased services                                894     823      800
 Depreciation and amortization                     832     773      760
 Equipment rents                                   804     820      736
 Fuel                                              724     747      727
 Materials and other                               717     675      777
 Special charge                                     --      90       --
                                                ------  ------   ------
   Total operating expenses                      6,783   6,603    6,361
---------------------------------------------   ------  ------   ------

Operating income                                 2,158   1,767    1,748
Interest expense                                   354     344      301
Other income (expense), net                         45     (19)      (7)
                                                ------  ------   ------
Income before income taxes                       1,849   1,404    1,440
Income tax expense                                 694     519      551
                                                ------  ------   ------
Net income                                      $1,155  $  885   $  889
---------------------------------------------   ------  ------   ------
Earnings per share:
 Basic                                          $ 2.45  $ 1.91   $ 1.95
 Diluted                                        $ 2.43  $ 1.88   $ 1.91
---------------------------------------------    -----  ------   ------
Average shares (in millions):
 Basic                                           470.5   464.4    456.3
 Dilutive effect of stock options                  5.7     6.7      8.1
                                                 -----  ------   ------
Diluted                                          476.2   471.1    464.4
---------------------------------------------   ------  ------   ------

See accompanying notes to consolidated financial statements.


26 BURLINGTON NORTHERN SANTA FE CORPORATION

CONSOLIDATED BALANCE SHEET

Burlington Northern Santa Fe Corporation and Subsidiaries
(Shares in thousands. Dollars in millions)
--------------------------------------------------------------------------------------------------------------------------
December 31,                                                                                                1998      1997
----------------------------------------------------------------------------------------------------     -------   -------
ASSETS

Current assets:
 Cash and cash equivalents                                                                               $    25   $    31
 Accounts receivable, net                                                                                    594       635
 Materials and supplies                                                                                      244       205
 Current portion of deferred income taxes                                                                    335       333
 Other current assets                                                                                          8        30
                                                                                                         -------   -------
   Total current assets                                                                                    1,206     1,234

Property and equipment, net                                                                               20,662    19,211
Other assets                                                                                                 822       891
                                                                                                         -------   -------
     Total assets                                                                                        $22,690   $21,336
----------------------------------------------------------------------------------------------------     -------   -------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable and other current liabilities                                                          $ 1,929   $ 1,952
 Long-term debt due within one year                                                                          268       108
                                                                                                         -------   -------
   Total current liabilities                                                                               2,197     2,060

Long-term debt and commercial paper                                                                        5,188     5,181
Deferred income taxes                                                                                      5,662     5,175
Casualty and environmental liabilities                                                                       389       448
Employee merger and separation costs                                                                         409       469
Other liabilities                                                                                          1,075     1,191
                                                                                                         -------   -------
   Total liabilities                                                                                      14,920    14,524
----------------------------------------------------------------------------------------------------     -------    ------
Commitments and contingencies (see Notes 8, 11 and 12)
Stockholders' equity:
 Common stock, $.01 par value, 600,000 shares authorized;
   477,436 shares and 470,240 shares issued, respectively                                                      5         5
 Additional paid-in capital                                                                                5,177     4,992
 Retained earnings                                                                                         2,811     1,863
 Treasury stock, at cost, 6,961 shares and 1,329 shares, respectively                                       (213)      (39)
 Accumulated other comprehensive deficit                                                                      (8)       (7)
 Other                                                                                                        (2)       (2)
                                                                                                         -------   -------
   Total stockholders' equity                                                                              7,770     6,812
                                                                                                         -------   -------
     Total liabilities and stockholders' equity                                                          $22,690   $21,336
----------------------------------------------------------------------------------------------------     -------   -------


See accompanying notes to consolidated financial statements.


BURLINGTON NORTHERN SANTA FE CORPORATION 27

CONSOLIDATED STATEMENT OF CASH FLOWS

Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions)

---------------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                                   1998       1997       1996
------------------------------------------------------------------------------------    -------    -------    -------
OPERATING ACTIVITIES
  Net income                                                                            $ 1,155    $   885    $   889
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                           832        773        760
    Deferred income taxes                                                                   489        433        453
    Special charge                                                                           --         90         --
    Employee merger and separation costs paid                                               (77)      (116)      (183)
    Other, net                                                                             (243)      (221)       (62)
  Changes in current assets and liabilities:
    Accounts receivable:
      Sale of accounts receivable                                                            19        301         40
      Other changes                                                                          20       (333)      (140)
    Materials and supplies                                                                  (39)        17         (2)
    Other current assets                                                                     22          4         (6)
    Accounts payable and other current liabilities                                           40        (19)       122
                                                                                        -------    -------    -------
      Net cash provided by operating activities                                           2,218      1,814      1,871
------------------------------------------------------------------------------------    -------    -------    -------
INVESTING ACTIVITIES
  Capital expenditures                                                                   (2,147)    (2,182)    (2,234)
  Other, net                                                                               (271)      (147)       (10)
                                                                                        -------    -------    -------
    Net cash used for investing activities                                               (2,418)    (2,329)    (2,244)
------------------------------------------------------------------------------------    -------    -------    -------
FINANCING ACTIVITIES
  Net decrease in commercial paper and bank borrowings                                     (242)      (235)       (98)
  Proceeds from issuance of long-term debt                                                  794      1,002        626
  Payments on long-term debt                                                               (112)      (177)       (83)
  Dividends paid                                                                           (197)      (185)      (184)
  Proceeds from stock options exercised                                                     111        102        118
  Purchase of BNSF common stock                                                            (153)        --         --
  Other, net                                                                                 (7)        (8)        (9)
                                                                                        -------    -------    -------
    Net cash provided by financing activities                                               194        499        370
                                                                                        -------    -------    -------
Decrease in cash and cash equivalents                                                        (6)       (16)        (3)
Cash and cash equivalents:
  Beginning of year                                                                          31         47         50
                                                                                        -------    -------    -------
  End of year                                                                           $    25    $    31    $    47
------------------------------------------------------------------------------------    -------    -------    -------
SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid, net of amounts capitalized                                             $   370    $   346    $   306
  Income taxes paid, net of refunds                                                         220         32         69
  Directly financed asset acquisitions                                                       --         --         43
------------------------------------------------------------------------------------    -------    -------    -------

See accompanying notes to consolidated financial statements.


28 BURLINGTON NORTHERN SANTA FE CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Burlington Northern Santa Fe Corporation and Subsidiaries
(Shares in thousands. Dollars in millions, except per share data.)

----------------------------------------------------------------------------------------------------------------------------------
                                                                Common
                                  Shares of                  Stock and                              Accumulated
                                     Common    Shares of    Additional                                    Other
                                      Stock     Treasury       Paid-in    Retained    Treasury    Comprehensive
                                     Issued        Stock       Capital    Earnings       Stock          Deficit    Other     Total
-------------------------------------------    ---------    ----------    --------    --------    -------------    -----    ------
Balance at December 31, 1995        448,950         (135)       $4,607      $  459       $  (3)            $(19)     $(7)   $5,037
Comprehensive income:
 Net income                                                                    889                                             889
 Minimum pension liability
   adjustment (net of tax of $9)                                                                             15                 15
                                                                                                                            ------
 Total comprehensive income                                                                                                    904
                                                                                                                            ------
Common stock dividends,
 $0.40 per share                                                              (183)                                           (183)
Adjustments associated with
 unearned compensation,
 restricted stock                     1,683          (66)            8                      (2)                        3         9
Exercise of stock options and
 related tax benefit                 10,749         (387)          191                     (11)                                180
Acquisition of a subsidiary           1,089                         31                                                          31
Other                                   123                          3                                                           3
-------------------------------------------    ---------    ----------    --------    --------    -------------    -----    ------
Balance at December 31, 1996        462,594         (588)        4,840       1,165         (16)              (4)      (4)    5,981
Comprehensive income:
 Net income                                                                    885                                             885
 Minimum pension liability
   adjustment (net of tax
   benefit of $2)                                                                                            (3)                (3)
                                                                                                                            ------
 Total comprehensive income                                                                                                    882
                                                                                                                            ------
Common stock dividends,
 $0.40 per share                                                              (187)                                           (187)
Adjustments associated with
 unearned compensation,
 restricted stock                       366         (117)           13                      (4)                        2        11
Exercise of stock options and
 related tax benefit                  7,197         (624)          140                     (19)                                121
Other                                    83                          4                                                           4
-------------------------------------------    ---------    ----------    --------    --------    -------------    -----    ------
Balance at December 31, 1997        470,240       (1,329)        4,997       1,863         (39)              (7)      (2)    6,812
Comprehensive income:
 Net income                                                                  1,155                                           1,155
 Minimum pension liability
   adjustment (net of tax
   benefit of $0.5)                                                                                          (1)                (1)
                                                                                                                            ------
 Total comprehensive income                                                                                                  1,154
                                                                                                                            ------
Common stock dividends,
 $0.44 per share                                                              (207)                                           (207)
Adjustments associated with
 unearned compensation,
 restricted stock                       527         (132)           15                      (4)                        2        13
Exercise of stock options and
 related tax benefit                  6,669         (537)          167                     (17)                                150
Purchase of BNSF common stock                     (4,963)                                 (153)                               (153)
Other                                                                3                                                (2)        1
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998        477,436       (6,961)       $5,182      $2,811       $(213)            $ (8)     $(2)   $7,770
==================================================================================================================================

See accompanying notes to consolidated financial statements.


                                     BURLINGTON NORTHERN SANTA FE CORPORATION 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
BURLINGTON NORTHERN SANTA FE CORPORATION
AND SUBSIDIARIES

1  ACCOUNTING POLICIES
   THE COMPANY AND PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries, all of which are separate legal entities (collectively, BNSF or Company). All significant inter-company accounts and transactions have been eliminated. Through its principal subsidiary, The Burlington Northern and Santa Fe Railway Company (BNSF Railway), BNSF operates one of the largest railroad networks in the United States, with 34,000 route miles covering 28 states and two Canadian provinces. Through one operating transportation services segment, BNSF Railway transports a wide range of products and commodities including the transportation of containers and trailers (intermodal), coal and agricultural commodities which constituted 28 percent, 25 percent and 12 percent, respectively, of total revenues for the year ended December 31, 1998. Revenues derived from sources other than transportation services are not significant.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.

RECLASSIFICATIONS

Certain comparative prior year amounts in the consolidated financial statements and notes have been reclassified to conform with the current year presentation.

CASH AND CASH EQUIVALENTS

All short-term investments with original maturities of less than 90 days are considered cash equivalents. Cash equivalents are stated at cost, which approximates market value.

MATERIALS AND SUPPLIES

Materials and supplies, which consist mainly of rail, ties and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at the lower of average cost or market.

PROPERTY AND EQUIPMENT

Property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. Upon normal sale or retirement of depreciable railroad property, cost less net salvage is charged to accumulated depreciation and no gain or loss is recognized. Significant premature retirements are recorded as gains or losses at the time of their occurrence. Expenditures which significantly increase asset values or extend useful lives are capitalized. Repair and maintenance expenditures are charged to operating expense when the work is performed. Property and equipment are stated at cost.

   The Company incurs certain direct labor, contract service and other costs associated with the development and installation of computer software. Costs for newly developed software or significant enhancements to existing software are typically capitalized. Research, operations and maintenance costs are charged to operating expense when the work is performed.

REVENUE RECOGNITION

Transportation revenues are recognized based upon the proportion of service provided.

COMMON STOCK SPLIT

On April 16, 1998, the Company's stockholders approved an amendment to the Company's certificate of incorporation to increase authorized common shares from 300 million to 600 million. On July 16, 1998, the Board of Directors approved a three-for-one common stock split which was effected in the form of a stock dividend of two additional shares of BNSF common stock payable for each share outstanding or held in treasury on September 1, 1998, to the stockholders of record on August 17, 1998. All equity-based benefit plans reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data have been restated to reflect the stock split.

2  SALE OF INVESTMENT IN PIPELINE PARTNERSHIP

   Santa Fe Pacific Pipelines, Inc. (SFP Pipelines), an indirect, wholly-owned subsidiary of BNSF, served as the general partner of Santa Fe Pacific Pipeline Partners, L.P. (Pipeline Partnership) and of its operating partnership subsidiary, SFPP, L.P. SFP Pipelines owned a two percent interest as the Pipeline Partnership's and SFPP, L.P.'s general partner and an approximate 42 percent interest as limited partner of the Pipeline Partnership. As general partner, SFP Pipelines received two percent of all amounts available for distribution by the Partnership and an additional incentive depending upon the level of cash distributions paid to holders of limited partner interests in the Pipeline Partnership (Partnership Units). SFP Pipeline Holdings, Inc., an indirect, wholly-owned subsidiary of BNSF (SFP Holdings), had outstanding $219 million principal amount of Variable Rate Exchangeable Debentures due 2010 (VREDs) at December 31, 1997.

     In October 1997, SFP Pipelines and SFP Holdings entered into an agreement with Kinder Morgan Energy Partners, L.P. (Kinder Morgan) pursuant to which Kinder Morgan acquired substantially all of SFP Pipelines' interests in the Pipeline Partnership and SFPP, L.P. for approximately

30 BURLINGTON NORTHERN SANTA FE CORPORATION

$84 million in cash on March 6, 1998. The Pipeline Partnership was liquidated as part of the transaction and each Partnership Unit was converted into the right to receive 1.39 Kinder Morgan common units. SFP Pipelines' 8,148,148 Partnership Units were converted into the right to receive 11,325,925 Kinder Morgan common units. In addition, the agreement called for the interest of SFP Pipelines in SFPP, L.P. to be partially redeemed for a cash distribution of $5.8 million, with SFP Pipelines retaining only a 0.5 percent special limited partnership interest in SFPP, L.P. The Company recognized a $67 million one-time pre-tax gain ($32 million or $0.07 per share on a diluted basis after-tax) at the time of the sale.

   Consummation of the transaction caused an "Exchange Event" under the VRED agreement and in June 1998 all VRED holders received either partnership units of Kinder Morgan or cash equal to the par value of the VREDs. As a result of this transaction, substantially all of the Company's investment in the Pipeline Partnership and SFPP, L.P. and the VREDs were removed from the consolidated balance sheet.

3  OTHER INCOME (EXPENSE), NET

   Other income (expense), net includes the following (in millions):

Year ended December 31,                               1998    1997    1996
-----------------------------------------------       ----    ----    ----
Gain on sale of Pipeline Partnership                  $ 67    $ --    $ --
Gain on property dispositions                           48      14      23
Equity in earnings of Pipeline Partnership               4      30      24
Accounts receivable sale fees                          (34)    (27)    (14)
Miscellaneous, net                                     (40)    (36)    (40)
-----------------------------------------------       ----    ----    ----
 Total                                                $ 45    $(19)   $ (7)
===============================================       ====    ====    ====

4  INCOME TAXES
   Income tax expense was as follows (in millions):

Year ended December 31,                               1998    1997    1996
-----------------------------------------------       ----    ----    ----
Current:
 Federal                                              $191    $ 72    $ 81
 State                                                  14      14      17
-----------------------------------------------       ----    ----    ----
                                                       205      86      98
-----------------------------------------------       ----    ----    ----
Deferred:
 Federal                                               410     372     396
 State                                                  79      61      57
-----------------------------------------------       ----    ----    ----
                                                       489     433     453
-----------------------------------------------       ----    ----    ----
 Total                                                $694    $519    $551
===============================================       ====    ====    ====

   Reconciliation of the federal statutory income tax rate to the effective tax rate was as follows:

Year ended December 31,                            1998    1997    1996
---------------------------------------------     -----   -----   -----
Federal statutory income tax rate                 35.0%   35.0%   35.0%

State income taxes,
 net of federal tax benefit                        3.3     3.5     3.4

Other, net                                        (0.7)   (1.5)   (0.1)
---------------------------------------------     -----   -----   -----
 Effective tax rate                               37.6%   37.0%   38.3%
=============================================     =====   =====   =====

   The components of deferred tax assets and liabilities were as follows (in millions):

December 31,                                                     1998        1997
---------------------------------------------                  --------     -------
Deferred tax liabilities:
  Depreciation and amortization                                $(5,868)     $(5,677)
  Other                                                           (417)        (331)
---------------------------------------------                  --------     -------
    Total deferred tax liabilities                              (6,285)      (6,008)
---------------------------------------------                  --------     -------
Deferred tax assets:
  Casualty and environmental                                       253          270
  Employee merger and separation costs                             182          213
  Post-retirement benefits                                          89           86
  Non-expiring AMT credit carryforwards                             --           36
  Other                                                            434          561
---------------------------------------------                  -------      -------
   Total deferred tax assets                                       958        1,166
---------------------------------------------                  -------      -------
   Net deferred tax liability                                  $(5,327)     $(4,842)
---------------------------------------------                  -------      -------
Noncurrent deferred income tax liability                       $(5,662)     $(5,175)
Current deferred income tax asset                                  335          333
---------------------------------------------                  -------      -------
     Net deferred tax liability                                $(5,327)     $(4,842)
---------------------------------------------                  -------      -------

   BNSF filed its first federal income tax return for 1995. The federal income tax returns of BNSF's predecessor companies, Burlington Northern Inc. (BNI) and Santa Fe Pacific Corporation (SFP) have been examined through 1994 and 1992, respectively. All years prior to 1989 for BNI and 1991 for SFP are closed. Issues relating to the years 1991-1992 for SFP and for the years 1989-1994 for BNI are being contested through various stages of administrative appeal. In addition, BNSF and its subsidiaries have various state income tax returns in the process of examination, administrative appeal or litigation. Management believes that adequate provision has been made for any adjustment that might be assessed for open years through 1998.

5  ACCOUNTS RECEIVABLE, NET

   Effective June 1997, an accounts receivable sale agreement which allowed the sale of up to $300 million in receivables effective through 1999, was replaced by an amended and restated agreement which allows BNSF Railway, through a special purpose subsidiary, to sell up to $600 million of variable rate certificates which mature in 2002 evidencing undivided interests in an accounts receivable master trust. The master trust's assets include an ownership interest in a revolving portfolio of BNSF Railway's accounts receivable which are used to support the certificates. At December 31, 1998, $600 million of certificates were outstanding and were supported by receivables of approximately $1.1 billion in the master trust. Certificates outstanding were $581 million at December 31, 1997. BNSF Railway has retained the collection responsibility with respect to the accounts receivable held in trust. BNSF Railway is exposed to credit loss related to collection of accounts receivable to the extent that the amount of receivables in the master trust exceeds the amount of certificates sold. Costs related to such agreements vary on

BURLINGTON NORTHERN SANTA FE CORPORATION 31 a monthly basis and are generally related to certain interest rates. These costs are included in Other income (expense), net.

   BNSF maintains an allowance for corrections to and collectibility of freight and other billings. At December 31, 1998 and 1997, $84 million and $70 million of such allowances had been recorded, respectively. BNSF believes the allowance is adequate to cover disputed and uncollectible receivables at December 31, 1998.

6  PROPERTY AND EQUIPMENT, NET

   Property and equipment, net (in millions), and the weighted average annual depreciation rate (%) were as follows:

                                                               1998
                                                           Depreciation
December 31,                          1998        1997         Rate
--------------------------------   -------     -------     ------------
Land                               $ 1,431     $ 1,416              --%
Track structure                     11,340      10,527             4.0
Other roadway                        8,389       7,856             2.5
Locomotives                          2,276       1,874             4.9
Freight cars and
   other equipment                   1,860       1,870             4.0
Computer hardware
   and software                        405         412            15.5
--------------------------------   -------     -------
Total cost                          25,701      23,955
Less accumulated depreciation
   and amortization                 (5,039)     (4,744)
--------------------------------   -------     -------
Property and equipment, net        $20,662     $19,211
================================   =======     =======

   The consolidated balance sheet at December 31, 1998 and 1997 included $1,082 million and $875 million, respectively, for property and equipment under capital leases.

7  ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

   Accounts payable and other current liabilities consisted of the following (in millions):

December 31,                                   1998       1997
----------------------------------------     ------     ------
Compensation and benefits payable            $  386     $  399
Casualty and environmental liabilities          272        291
Accounts payable                                174        222
Rents and leases                                155        144
Tax liabilities                                 117        132
Employee merger and separation costs             65         82
Other                                           760        682
----------------------------------------     ------     ------
Total                                        $1,929     $1,952
========================================     ======     ======

8  DEBT

   Debt outstanding was as follows
(in millions):

December 31,                                      1998        1997
--------------------------------------------    ------      ------
Notes and debentures, weighted average
   rate of 7.04%, due 1999 to 2097              $3,073      $2,842
Capitalized lease obligations, weighted
   average rate of 6.65%, due 1999 to 2012         818         695
Equipment obligations, weighted average
   rate of 7.62%, due 1999 to 2016                 595         565
Mortgage bonds, weighted average rate of
   7.56%, due 1999 to 2047                         498         467
Commercial paper, 5.71% (variable)                 471         668
Bank borrowings, 5.35% (variable)                   25          70
Unamortized discount and other, net                (24)        (18)
--------------------------------------------    ------      ------
   Total                                         5,456       5,289
Less current portion of long-term debt            (268)       (108)
--------------------------------------------    ------      ------
   Long-term debt                               $5,188      $5,181
============================================    ======      ======

   BNSF issues commercial paper from time to time which is supported by bank revolving credit agreements. Outstanding commercial paper balances are considered as reducing the amount of borrowings available under these agreements. The bank revolving credit agreements allow borrowings of up to $425 million on a short-term basis and $1.5 billion on a long-term basis. Annual facility fees are currently 0.075 percent and 0.09 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings. Borrowing rates are based upon i) LIBOR plus a spread based upon BNSF's senior unsecured debt ratings, ii) money market rates offered at the option of the lenders, or iii) an alternate base rate. The commitments of the lenders under the short-term agreement were extended on November 12, 1998 and are currently scheduled to expire on June 15, 1999. The commitments of the lenders under the long-term agreement are scheduled to expire on November 12, 2002.

   At December 31, 1998, there were no borrowings against the revolving credit agreements and the maturity value of commercial paper outstanding was $474 million, leaving a total remaining capacity of $1,026 million available under the long-term revolving credit agreement and $425 million available under the short-term credit agreement. A portion of commercial paper has been hedged to fix interest rates through interest rate swap transactions (see Note 11: Hedging Activities, Leases and Other Commitments). The financial covenants of the bank revolving credit agreements require that BNSF's consolidated tangible net worth, as defined in the agreements, be at least $4.4 billion, and that its debt cannot exceed 55 percent of its consolidated total capital as defined in the agreements. BNSF was in compliance with these financial covenants at December 31, 1998.

   In March 1998 the Company filed a shelf registration of debt securities, including medium-term notes that may be issued in one or more series at an aggregate offering price not to exceed


32 BURLINGTON NORTHERN SANTA FE CORPORATION

$500 million. In April 1998, prior to the effective date of the March 1998 shelf registration, the Company amended its August 1997 shelf registration to combine it with the March 1998 shelf registration. As of December 31, 1998, the March 1998 shelf registration had $350 million of potential borrowings remaining. In February 1999, the Company filed a new shelf registration of debt securities that may be issued in one or more series at an aggregate offering price not to exceed $750 million. As of February 8, 1999, the shelf registration had not yet been declared effective. When it becomes effective, the Company will have $1.1 billion of borrowing capacity available through the combined shelf registrations.

     Aggregate long-term debt scheduled maturities are $268 million, $146 million, $222 million, $744 million and $130 million for 1999 through 2003, respectively. Commercial paper of $471 million is included in maturities for 2002. Maturities in 1999 exclude $200 million of variable rate debentures due 2029 and maturities in 2001 exclude $100 million of 6.05 percent notes due 2031, which will either be remarketed by the holder of a call option on the debt and mature in 2029 and 2031, respectively; or will otherwise be repurchased by the Company in 1999 and 2001, respectively. In addition, maturities in 2000 exclude $100 million of 6.1 percent notes due 2027 and maturities in 2003 exclude $175 million of 6.53 percent notes due 2037, which may be redeemed in 2000 and 2003, respectively, at the option of the holder.

     Most BNSF Railway properties and certain other assets are pledged as collateral to, or are otherwise restricted under, the various BNSF Railway long-term debt agreements. Equipment obligations and capital leases are secured by the underlying equipment.

     An indirect wholly-owned subsidiary of BNSF, in connection with its remaining 0.5 percent special limited partner interest in a pipeline partnership, is contingently liable for $190 million of certain debt of the pipeline partnership assumed by Kinder Morgan pursuant to the sale discussed in
Note 2: Sale of Investment in Pipeline Partnership. In addition, BNSF and another major railroad jointly and severally guarantee $75 million of debt of KCT Intermodal Transportation Corporation, the proceeds of which are being used to finance the construction of a double track grade separation bridge in Kansas City, Missouri, to be operated and used by Kansas City Terminal Railway Company.

9  EMPLOYEE MERGER AND SEPARATION COSTS
   LIABILITY BALANCE AND ACTIVITY

     Current and long-term employee merger and separation liabilities totaling $474 million and $551 million are included in the consolidated balance sheet at December 31, 1998 and 1997, respectively, and principally represent: (i) employee-related severance costs for the consolidation of clerical functions;
(ii) deferred benefits payable upon separation or retirement to certain active conductors, trainmen and locomotive engineers; and (iii) certain non-union employee severance costs.

     Liabilities related to the consolidation of clerical functions (the Consolidation Plan) were $211 million and $259 million at December 31, 1998 and 1997, respectively. These liabilities provide for severance costs associated with the Consolidation Plan adopted in 1995 upon consummation of the merger of BNSF's predecessor companies Burlington Northern Inc. and Santa Fe Pacific Corporation (the Merger). The Consolidation Plan will result in the elimination of approximately 1,600 permanent positions, of which approximately 1,500 positions have been eliminated through 1998, including approximately 250 positions that were eliminated in 1998. Upon adoption in 1995, the Consolidation Plan was expected to be completed by early 1999. However, the Consolidation Plan was partially delayed as a result of the timing related to completion of merger integration and other issues and is now expected to be completed by 2001. Remaining clerical positions to be eliminated by the Company will result in involuntary separations. Benefits paid to affected employees are in the form of lump-sum payments or payments made over five to ten years or in some cases through retirement.

     Liabilities related to deferred benefits payable upon separation or retirement to certain active conductors, trainmen and locomotive engineers were $207 million and $224 million at December 31, 1998 and 1997, respectively. These costs were incurred in connection with labor agreements reached prior to the Merger which, among other things, reduced train crew sizes and allowed for more flexible work rules.

     Liabilities principally related to certain remaining non-union employee severances resulting from the Merger were $56 million and $68 million at December 31, 1998 and 1997, respectively. These costs will be paid over the next several years based on deferral elections made by affected employees. Approximately 1,500 non-union employees received or are receiving severance payments and special termination benefits under the Company's retirement and health and welfare plans resulting from the Merger.

     During 1998, 1997 and 1996, BNSF made employee merger and separation payments of $77 million, $116 million and $183 million, respectively. At December 31, 1998, $65 million of the remaining liabilities are included within current liabilities for anticipated costs to be paid in 1999.

1997 SPECIAL CHARGE

In the fourth quarter of 1997, the Company recorded a $90 million pre-tax special charge. Approximately $65 million of the charge related to the Consolidation Plan and the remainder of the charge related to severance and other costs for non-union employees. BNSF recorded an initial charge in 1995 for the Consolidation Plan, however, the 1995 charge excluded costs associated with voluntary severance for employees who were given the opportunity to relocate and follow their work, but elected severance.


                                    BURLINGTON NORTHERN SANTA FE CORPORATION  33

10   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of BNSF's financial instruments at December 31, 1998 and 1997 and the methods and assumptions used to estimate the fair value of each class of financial instruments held by BNSF, were as follows (see also Note 11: Hedging Activities, Leases and Other Commitments regarding the fair values of BNSF's outstanding hedging instruments):

CASH AND CASH EQUIVALENTS

The carrying amount approximated fair value because of the short maturity of these instruments.

LONG-TERM DEBT AND COMMERCIAL PAPER

The fair value of long-term debt was primarily based on quoted market prices for the same or similar issues, or on the current rates that would be offered for debt of the same remaining maturities. The carrying amount of commercial paper approximated fair value because of the short maturity of these instruments. The carrying amounts of long-term debt and commercial paper at December 31, 1998 and 1997 were $5,456 million and $5,289 million, respectively, while the estimated fair values at December 31, 1998 and 1997 were $5,712 million and $5,472 million, respectively.

11 HEDGING ACTIVITIES, LEASES AND OTHER COMMITMENTS
HEDGING ACTIVITIES


FUEL

During 1998, 1997 and 1996 fuel expenses approximated 11 percent of total operating expenses. Due to the significance of diesel fuel expenses to the operations of the railroad and the historical volatility of fuel prices, the Company has established a program to hedge against fluctuations in the price of its diesel fuel purchases. The intent of the program is to protect the Company's operating margins and overall profitability from adverse fuel price changes. However, to the extent the Company hedges portions of its fuel purchases, it will not realize the impact of decreases in fuel prices. The fuel-hedging program includes the use of commodity swap transactions that are accounted for as hedges. Any gains or losses associated with changes in the market value of the fuel swaps are deferred and recognized as a component of fuel expense in the period in which the fuel is purchased and used. Based on 1998 fuel consumption and excluding the impact of the hedging program, each one-cent increase in the price of fuel would result in approximately $12 million of additional fuel expense on an annual basis.

     As of February 8, 1999, BNSF had entered into fuel swaps for approximately 1,776 million gallons at an average price of approximately 49 cents per gallon. The above price does not include taxes, transportation costs, certain other fuel handling costs, and any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel.

     Currently, BNSF's fuel hedging program covers approximately 75 percent, 40 percent, 22 percent and 7 percent of estimated annual and quarterly fuel purchases for 1999, 2000, 2001, and 2002, respectively. Hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements in any period. Unrecognized losses from BNSF's fuel swap transactions were approximately $174 million as of December 31, 1998, of which $120 million relates to swap transactions that will expire in 1999. BNSF also monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

INTEREST RATE

From time to time, the Company enters into various interest rate hedging transactions for the purpose of managing exposure to fluctuations in interest rates and establishing rates in anticipation of future debt issuances. As of February 8, 1999, BNSF had interest rate swap transactions which fix the interest rate on the total principal amount of $125 million of its commercial paper debt. The interest rate swap transactions require payment of a weighted average fixed interest rate of approximately 6.1 percent, and the receipt of a variable interest rate based on a commercial paper composite rate. The swap transactions expire in December 1999. Any gains and losses associated with changes in market value of these swaps are not recognized. BNSF recognizes, on an accrual basis, a fixed rate of interest on the principal amount of commercial paper hedged over the term of the swap agreements. Unrecognized losses from BNSF's interest rate swap transactions were approximately $2 million as of December 31, 1998.

     In anticipation of future debt issuances, BNSF has entered into treasury lock transactions, based on the 10-year and 30-year U.S. treasury rates, totaling $300 million and $200 million, respectively. The 10-year and 30-year treasury lock transactions have average interest rates of approximately 4.5 percent and 5.0 percent, respectively, and expire between 1999 and 2001. These rates do not include a credit spread which will be determined at the time of the actual debt issuance and included in the all-in interest rate. The treasury locks can be closed by BNSF anytime up to expiration. Unrecognized gains on the treasury lock transactions were approximately $19 million as of December 31, 1998.

During 1998, at the time of issuing $400 million of debt, the Company closed out $400 million of treasury lock transactions at a loss of approximately $18 million which has been deferred and is being amortized to interest expense over the life of the debt.

34  BURLINGTON NORTHERN SANTA FE CORPORATION

LEASES

BNSF has substantial lease commitments for locomotives, freight cars, trailers, office buildings and other property. Most of these leases provide the option to purchase the equipment at fair market value at the end of the lease. However, some provide fixed price purchase options. Future minimum lease payments (which reflect leases having non-cancelable lease terms in excess of one year) as of December 31, 1998 are summarized as follows (in millions):

                                              Capital     Operating
Year ended December 31                         Leases        Leases
-------------------------------------------   -------     ---------
1999                                           $  116        $  350
2000                                              105           256
2001                                              116           206
2002                                              110           175
2003                                              109           164
Thereafter                                        594         1,814
-------------------------------------------   -------     ---------
Total                                           1,150        $2,965
                                                          ---------
Less amount representing interest                 332
-------------------------------------------   -------
Present value of minimum lease payments        $  818
===========================================   =======

   Lease rental expense for all operating leases was $503 million, $456 million and $446 million for the years ended December 31, 1998, 1997 and 1996, respectively. Contingent rentals and sublease rentals were not significant.

OTHER COMMITMENTS

BNSF has entered into commitments to acquire 476 locomotives in 1999. The locomotives will be financed from one or a combination of sources including, but not limited to, cash from operations, capital or operating leases, and debt issuances. The decision on the method used will depend upon the current market conditions and other factors at the time of financing. Additionally, BNSF has committed to acquire 196 and 50 locomotives in 2000 and 2001, respectively.

   In connection with the closing of the sale of rail lines in Southern California in 1992 and 1993, BNSF has a $50 million liability recorded for an obligation retained by BNSF which under certain conditions requires the Company to repurchase a portion of the properties sold.

12 ENVIRONMENTAL AND OTHER CONTINGENCIES
   ENVIRONMENTAL

BNSF's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the environmental risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials. Additionally, many of BNSF's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the "Superfund" law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs without regard to fault or the legality of the original conduct on current and former owners and operators of a site. BNSF has been notified that it is a potentially responsible party (PRP) for study and clean-up costs at approximately 32 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined (the Superfund sites) and, in many instances, is one of several PRPs. In addition, BNSF may be considered a PRP under certain other laws. Accordingly, under CERCLA and other federal and state statutes, BNSF may be held jointly and severally liable for all environmental costs associated with a particular site. If there are other PRPs, BNSF generally participates in the clean-up of these sites through cost-sharing agreements with terms that vary from site to site. Costs are typically allocated based on relative volumetric contribution of material, the amount of time the site was owned or operated, and/or the portion of the total site owned or operated by each PRP.

   Environmental costs include initial site surveys and environmental studies of potentially contaminated sites as well as costs for remediation and restoration of sites determined to be contaminated. Liabilities for environmental clean-up costs are initially recorded when BNSF's liability for environmental clean-up is both probable and a reasonable estimate of associated costs can be made. Adjustments to initial estimates are recorded as necessary based upon additional information developed in subsequent periods. BNSF conducts an ongoing environmental contingency analysis, which considers a combination of factors including independent consulting reports, site visits, legal reviews, analysis of the likelihood of participation in and the ability of other PRPs to pay for clean-up, and historical trend analyses.

   BNSF is involved in a number of administrative and judicial proceedings and other clean-up efforts at approximately 400 sites, including the Superfund sites, at which it is participating in the study or clean-up, or both, of alleged environmental contamination. BNSF paid approximately $64 million, $55 million and $47 million during 1998, 1997 and 1996 respectively, for mandatory and unasserted clean-up efforts, including amounts expended under federal and state voluntary clean-up programs. BNSF has accruals of approximately $185 million for remediation and restoration of all known sites. BNSF anticipates that the majority of the accrued costs at December 31, 1998, will be paid over the next five years. No individual site is considered to be material.


                                     BURLINGTON NORTHERN SANTA FE CORPORATION 35

   During 1998, BNSF settled an environmental matter in the State of Missouri related to the release of a reportable quantity of lead sulfide into a waterway. BNSF agreed in the settlement to pay a fine of $7 million, make restitution payments to the State of Missouri of $3 million and committed to spend $9 million, which includes amounts previously paid, in connection with its ongoing remediation efforts. BNSF has made payments of approximately $16 million related to this settlement, including approximately $12 million that was paid during 1998, which is included in total 1998 payments discussed above.

   Liabilities recorded for environmental costs represent BNSF's best estimates for remediation and restoration of these sites and include both asserted and unasserted claims. Unasserted claims are not considered to be a material component of the liability. Although recorded liabilities include BNSF's best estimates of all costs, without reduction for anticipated recoveries from third parties, BNSF's total clean-up costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental laws and regulations, advances in environmental technology, the extent of other parties' participation in clean-up efforts, developments in ongoing environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to income for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site studies and remediation and restoration efforts proceed or as new sites arise. However, management believes that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on BNSF's consolidated financial position or liquidity.

   The railroad industry, including BNSF Railway, is subject to future requirements regulating air emissions from diesel locomotives. Final regulations applicable to new and rebuilt locomotive engines were promulgated by the United States Environmental Protection Agency (EPA) and became effective June 15, 1998. The new standards will be phased in between 2000 and 2005. BNSF Railway has evaluated compliance requirements and associated costs and believes the costs will not be material in any given year. BNSF Railway has also entered into agreements with the California State Air Resources Board and the EPA regarding a program to reduce emissions in Southern California through accelerated deployment of locomotives which comply with the federal standards.

OTHER CLAIMS AND LITIGATION

BNSF and its subsidiaries are parties to a number of legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to environmental matters and personal injury claims. While the final outcome of these items cannot be predicted with certainty, considering among other things the meritorious legal defenses available, it is the opinion of management that none of these items, when finally resolved, will have a material adverse effect on the annual results of operations, financial position or liquidity of BNSF, although an adverse resolution of a number of these items could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

13 RETIREMENT PLANS AND OTHER POSTEMPLOYMENT BENEFIT PLANS

BNSF sponsors two significant defined benefit pension plans: the noncontributory qualified BNSF Retirement Plan, which covers substantially all non-union employees, and the nonqualified BNSF Supplemental Retirement Plan, which covers certain officers and other employees. The benefits under BNSF's plans are based on years of credited service and the highest five-year average compensation levels. BNSF's funding policy is to contribute annually not less than the regulatory minimum and not more than the maximum amount deductible for income tax purposes.

   Certain salaried employees of BNSF that have met certain age and years of service requirements are eligible for medical benefits and life insurance coverage during retirement. The retiree medical plan is contributory and provides benefits to retirees, their covered dependents and beneficiaries. Retiree contributions are adjusted annually. The plan also contains fixed deductibles, coinsurance and out-of-pocket limitations. The life insurance plan is noncontributory and covers retirees only. BNSF's policy is to fund benefits payable under the medical and life insurance plans as they come due. Employees beginning salaried employment with BNSF subsequent to September 22, 1995 are not eligible for benefits under these plans.

   Components of the net benefit costs for these plans were as follows (in millions):

                                                  Pension Benefits
                                            ----------------------------
Year ended December 31,                       1998       1997       1996
-----------------------------------------   ------      -----      -----
Service cost                                $   15      $  14      $  17
Interest cost                                  101        100         97
Expected return on plan assets                (117)      (112)      (113)
Net amortization and deferred amounts            4          4          8
-----------------------------------------   ------      -----      -----
 Net benefit cost                           $    3      $   6      $   9
=========================================   ======      =====      =====
                                              Medical and Life Benefits
                                            ----------------------------
Year ended December 31,                       1998       1997       1996
-----------------------------------------   ------      -----      -----
Service cost                                $    4      $   4      $   5
Interest cost                                   16         14         16
Net amortization and deferred amounts           --         (1)        --
-----------------------------------------   ------      -----      -----
 Net benefit cost                           $   20      $  17      $  21
=========================================   ======      =====      =====


                             36 BURLINGTON NORTHERN SANTA FE CORPORATION

   The following tables show the change in benefit obligation and plan assets of these plans (in millions):

                                            Pension             Medical and
                                            Benefits           Life Benefits
                                        ----------------      ---------------
Change in benefit obligation              1998      1997       1998      1997
-------------------------------------   ------    ------      -----     -----
Benefit obligation at
   beginning of year                    $1,404    $1,286      $ 190     $ 210
Service cost                                15        14          4         4
Interest cost                              101       100         16        14
Plan participants' contributions            --        --          3         5
Amendments                                  --        --         13        --
Actuarial (gain) loss                       85       117         39       (22)
Benefits paid                             (118)     (113)       (16)      (21)
-------------------------------------   ------    ------      -----     -----
Benefit obligation at year end          $1,487    $1,404      $ 249     $ 190
=====================================   ======    ======      =====     =====

                                            Pension             Medical and
                                            Benefits           Life Benefits
                                        ----------------      ---------------
Change in plan assets                     1998      1997       1998      1997
-------------------------------------   ------    ------      -----     -----
Fair value of plan assets
   at beginning of year                 $1,540    $1,320      $  --     $  --
Actual return on plan assets                43       329         --        --
Employer contribution                        4         4         13        16
Plan participants' contributions            --        --          3         5
Benefits paid                             (118)     (113)       (16)      (21)
-------------------------------------   ------    ------      -----     -----
Fair value of plan assets
   at year end                          $1,469    $1,540      $  --     $  --
=====================================   ======    ======      =====     =====

   The following tables show the reconciliation of the funded status of these plans with amounts recorded in the consolidated balance sheet (in millions):

                                            Pension             Medical and
                                            Benefits           Life Benefits
                                        ----------------      ---------------
December 31,                              1998      1997       1998      1997
-------------------------------------   ------    ------      -----     -----
Funded status                            $ (18)    $ 136      $(249)    $(190)
Unrecognized net (gain) loss                 7      (151)         4       (16)
Unrecognized prior service cost             (8)       (8)        13        --
Unamortized net
   transition obligation                    11        14         --        --
-------------------------------------   ------    ------      -----     -----
Net amount recognized                    $  (8)    $  (9)     $(232)    $(206)
=====================================   ======    ======      =====     =====

                                            Pension             Medical and
                                            Benefits           Life Benefits
                                        ----------------      ---------------
December 31,                              1998      1997       1998      1997
-------------------------------------   ------    ------      -----     -----
Amounts recognized in the
   consolidated balance sheet:
Prepaid benefit cost                     $  20     $  17      $  --     $  --
Accrued benefit liability                  (43)      (39)      (232)     (206)
Intangible asset                             2         2         --        --
Accumulated other
   comprehensive income                     13        11         --        --
-------------------------------------   ------    ------      -----     -----
Net amount recognized                    $  (8)    $  (9)     $(232)    $(206)
=====================================   ======    ======      =====     =====

   BNSF uses a September 30 measurement date. The assumptions used in accounting for the BNSF plans were as follows:

                                            Pension             Medical and
                                            Benefits           Life Benefits
                                        ----------------      ---------------
Assumptions                               1998      1997       1998      1997
-------------------------------------   ------    ------      -----     -----
Discount rate                             7.0%      7.5%       7.0%      7.5%
Rate of increase in
   compensation levels                    4.0%      4.0%        N/A       N/A
Expected return on plan assets            9.5%      9.5%        N/A       N/A
-------------------------------------   ------    ------      -----     -----

   For purposes of the medical and life benefits calculations for 1998, the assumed health care cost trend rate for both managed care and non-managed care medical costs is 9 percent and is assumed to decrease gradually to 5 percent by 2005 and remain constant thereafter. Increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $18 million and the combined service and interest components of net postretirement benefit cost recognized in 1998 by $1 million. Decreasing the assumed health care cost trend rates by one percentage point would decrease the accumulated postretirement benefit obligation by $17 million and the combined service and interest components of net postretirement benefit cost recognized in 1998 by $1 million.

OTHER PLANS

Under collective bargaining agreements, BNSF participates in multiemployer benefit plans which provide certain postretirement health care and life insurance benefits for eligible union employees. Insurance premiums paid attributable to retirees, which are generally expensed as incurred, were $18 million, $15 million and $14 million, in 1998, 1997 and 1996, respectively.

DEFINED CONTRIBUTION PLANS

BNSF sponsors 401(k) thrift and profit sharing plans which cover substantially all non-union employees and certain union employees. BNSF matches 50 percent of the first 6 percent of non-union employees' contributions, which are subject to certain percentage limits of the employees' earnings, at each pay period. Depending on BNSF's performance, an additional matching contribution of up to 30 percent of the first 6 percent can be made at the end of the year. Employer contributions for all non-union employees are subject to a five year length of service vesting schedule. BNSF's 401(k) matching expense was $16 million, $14 million and $13 million in 1998, 1997 and 1996, respectively.


                                     BURLINGTON NORTHERN SANTA FE CORPORATION 37

14 STOCK OPTIONS AND OTHER INCENTIVE PLANS

   Under BNSF's stock option plans, options may be granted to officers and salaried employees at the fair market value of the Company's common stock on the date of grant. Approximately 3.9 million common shares were available for future grant at December 31, 1998. All options generally vest within one year and expire within 10 years from the date of grant. Shares issued upon exercise of options may be issued from treasury shares or from authorized but unissued shares.

   The Company applies Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for its fixed stock option plans as the exercise price equals the stock price on the date of grant. Had compensation expense been determined for stock options granted in 1998, 1997 and 1996 based on the fair value at grant dates consistent with Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation," the Company's pro forma net income and earnings per share would have been as follows:

                                              1998    1997    1996
-----------------------------------         ------   -----   -----
Net income (in millions)                    $1,124   $ 857   $ 871
Basic earnings per share                    $ 2.39   $1.85   $1.91
Diluted earnings per share                  $ 2.36   $1.82   $1.88
-----------------------------------         ------   -----   -----

   The pro forma amounts were estimated using the Black-Scholes option pricing model with the following assumptions:

                                              1998    1997    1996
-----------------------------------         ------   -----   -----
Weighted average expected
  life (years)                                 3.0     3.0     3.0
Expected volatility                             20%     20%     20%
Annual dividend per share                   $ 0.48   $0.40   $0.40
Risk free interest rate                       5.11%   5.81%   6.11%
Weighted average fair value
  of options granted                        $ 5.13   $5.15   $4.45
-----------------------------------         ------   -----   -----

   A summary of the status of the stock option plans as of December 31, 1998, 1997 and 1996, and changes during the years then ended, is presented below:

                                       1998                                1997                                1996
                           -----------------------------       -------------------------------      -----------------------------
                                        Weighted Average                      Weighted Average                   Weighted Average
                              Options    Exercise Prices           Options     Exercise Prices          Options   Exercise Prices
-----------------------    ----------   ----------------        ----------    ----------------       ----------  ----------------
Balance at beginning of
  year                     25,761,369             $20.98        24,765,855            $16.49         28,795,959            $12.48
Granted                     9,587,926              29.33         8,778,036             29.40          7,318,140             25.26
Exercised                  (6,666,864)             18.66        (7,092,690)            15.46        (10,748,892)            11.46
Cancelled                    (546,562)             26.25          (689,832)            23.58           (599,352)            21.34
                           ----------   ----------------        ----------    ----------------       ----------  ----------------
Balance at end of year     28,135,869             $24.27        25,761,369            $20.98         24,765,855            $16.49
                           ----------   ----------------        ----------    ----------------       ----------  ----------------
Options exercisable at
  year end                 17,763,770             $21.45        16,419,858            $16.31         17,082,372            $13.06
---------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information regarding stock options outstanding at December 31, 1998:


                                             Options Outstanding                              Options Exercisable
                             ---------------------------------------------------        ------------------------------
Range of                          Number    Weighted Average    Weighted Average             Number   Weighted Average
Exercise prices              Outstanding      Remaining Life     Exercise Prices        Exercisable    Exercise Prices
----------------             -----------    ----------------    ----------------        -----------    ---------------
$ 3.01 to $16.55               4,091,142           3.6 Years               $7.93          4,091,142              $7.93
$16.86 to $29.08               8,407,778           6.6 Years              $22.70          7,259,231             $21.90
$29.10 to $29.10               8,595,519           9.0 Years              $29.10                 --                 --
$29.38 to $35.19               7,041,430           8.0 Years              $29.76          6,413,397             $29.56
----------------             -----------    ----------------    ----------------        -----------    ---------------
$ 3.01 to $35.19              28,135,869           7.2 Years              $24.27         17,763,770             $21.45
----------------             -----------    ----------------    ----------------        -----------    ---------------


38 BURLINGTON NORTHERN SANTA FE CORPORATION

OTHER INCENTIVE PLANS

BNSF has other long-term incentive programs in addition to stock options which are administered separately on behalf of employees.

     Under the BNSF 1996 Stock Incentive Plan and the Non-Employee Directors' Stock Plan (NEDS), up to 30 million and 900,000 shares of BNSF common stock, respectively, have been authorized to be issued in the form of stock options, restricted stock, performance shares and performance units.

     During 1996, BNSF awarded a total of approximately 1.2 million shares of restricted stock to eligible employees and directors. No cash payment is required by the individual. Shares awarded under the plans may not be sold, transferred or used as collateral by the holder until the shares awarded become free of restrictions. The restrictions will be lifted in thirds over three years beginning on the third anniversary of the grant date if certain stock price based performance goals are met. If, however, the performance goals are not met, the restricted shares will be forfeited. All shares still subject to restrictions are generally forfeited and returned to the plan if the employee's or director's relationship is terminated. A total of approximately 934,000 restricted shares related to this award were outstanding as of December 31, 1998. Additionally, in December 1997, BNSF issued 90,000 restricted shares of stock. The shares are time-vesting and vest ratably over the five year period ending December 31, 2002. At December 31, 1998, 72,000 restricted shares related to this award were outstanding.

     Under the BNSF 1996 Stock Incentive Plan certain eligible employees may defer the cash payment of their bonus paid under the Incentive Compensation Plan
(ICP) and will receive restricted stock which restrictions lapse in three years or in two years if certain performance goals are met. The number of restricted shares awarded are based on the amount of bonus deferred, plus incremental shares, using the market price of BNSF common stock on the date of grant. Restricted awards granted under this program totaled approximately 380,000 shares in 1998. A total of approximately 936,000 awards were outstanding under this and prior programs on December 31, 1998.

     In addition, all regularly-assigned salaried employees not eligible to participate in deferrals of ICP are eligible to participate in the BNSF Discounted Stock Purchase Program. This program allows employees to use their bonus earned under the ICP to purchase BNSF common stock at a discount from the market price and requires that the stock be restricted for a three year period. During the years ended December 31, 1998, 1997 and 1996, approximately 54,000, 84,000 and 87,000 shares, respectively, were purchased under this plan.

     Compensation expense is recorded under the BNSF Stock Incentive Plan in accordance with APB Opinion 25 and was not material in 1998, 1997 or 1996.

15   COMMON STOCK AND PREFERRED CAPITAL STOCK

COMMON STOCK

BNSF is authorized to issue 600 million shares of common stock, $.01 Par Value. At December 31, 1998, there were 470.5 million shares of common stock outstanding. Each holder of common stock is entitled to one vote per share in the election of directors and on all matters submitted to a vote of stockholders. Subject to the rights and preferences of any future issuances of preferred stock, each share of common stock is entitled to receive dividends as may be declared by the Board of Directors out of funds legally available and to share ratably in all assets available for distribution to stockholders upon dissolution or liquidation. No holder of common stock has any preemptive right to subscribe for any securities of BNSF.

PREFERRED CAPITAL STOCK

At December 31, 1998, BNSF had 50 million shares of Class A Preferred Stock, $.01 Par Value and 25 million shares of Preferred Stock, $.01 Par Value available for issuance. The Board of Directors has the authority to issue such stock in one or more series, to fix the number of shares and to fix the designations and the powers, rights, and qualifications and restrictions of each series.

SHARE REPURCHASE PROGRAM

In July 1997, the Board of Directors of BNSF authorized the repurchase of up to 30 million shares of the Company's common stock from time to time in the open market. Repurchased shares will be available to satisfy future requirements of various stock-based employee compensation programs. During 1998, the Company repurchased approximately 5 million shares of its common stock at an average price of $30.75 per share. Total Repurchases through February 8, 1999, were 6.1 million shares at a total average cost of $31.29 per share.

     In November 1997, BNSF sold equity put options for 1.5 million shares of the Company's common stock to an independent third party and received cash proceeds of $1 million. The option contracts had an exercise price of $29.33 and an expiration date of May 5, 1998. The option contracts permitted a net-share or net-cash settlement method at BNSF's election. These options expired unexercised.

     During the second and third quarters of 1998, BNSF sold equity put options for 3 million shares of the Company's common stock to an independent third party and received cash proceeds of $2 million. The option contracts had exercise prices ranging from $29.00 to $30.00 per share with expiration dates ranging from November 1998 to February 1999. The option contracts permitted a net-share or net-cash settlement method at BNSF's election. These options expired unexercised.

     The Company accounted for the effects of these equity put option transactions within stockholders' equity.

                                     BURLINGTON NORTHERN SANTA FE CORPORATION 39

16 QUARTERLY FINANCIAL DATA -- UNAUDITED

(Dollars in millions, except per share data)    Fourth  Third   Second  First
--------------------------------------------    ------  ------  ------  ------
1998
Revenues/(1)/                                   $2,294  $2,294  $2,205  $2,148
--------------------------------------------    ------  ------  ------  ------
Operating income                                   568     614     529     447
--------------------------------------------    ------  ------  ------  ------
Net income/(2)/                                 $  296  $  317  $  277  $  265
--------------------------------------------    ------  ------  ------  ------
Basic earnings per share/(3)/                   $  .63  $  .67  $  .59  $  .56
Diluted earnings per share/(3)/                 $  .63  $  .66  $  .58  $  .56
Dividends declared per share/(3)/               $  .12  $  .12  $  .10  $  .10
Common stock price:
 High/(3)/                                      $34.81  $35.58  $35.71  $35.65
 Low/(3)/                                        28.63   26.87   31.25   28.08


1997
Revenues/(1)/                                   $2,174  $2,125  $2,055  $2,016
--------------------------------------------    ------  ------  ------  ------
Operating income/(4)/                              438     541     459     329
--------------------------------------------    ------  ------  ------  ------
Net income/(4)/                                 $  217  $  283  $  235  $  150
--------------------------------------------    ------  ------  ------  ------
Basic earnings per share/(3)/                   $  .47  $  .61  $  .51  $  .32
Diluted earnings per share/(3)/                 $  .46  $  .60  $  .50  $  .32
Dividends declared per share/(3)/               $  .10  $  .10  $  .10  $  .10
Common stock price:
 High/(3)/                                      $33.46  $32.67  $30.50  $29.83
 Low/(3)/                                        30.44   30.19   23.63   24.67
--------------------------------------------    ------  ------  ------  ------

(1) Amounts do not agree to previously reported amounts due to certain reclassifications between revenues and expenses which are not significant.

(2) First quarter 1998 results include a $67 million pre-tax gain ($32 million after-tax) on the sale of substantially all of the Company's interest in Santa Fe Pacific Pipeline Partners, L.P. as discussed in Note 2 -- Sale of Investment in Pipeline Partnership.

(3) Information for prior periods presented has been restated to reflect the 1998 three-for-one common stock split as discussed in Note 1 -- Accounting Policies.

(4) Fourth quarter 1997 results include a $90 million pre-tax charge ($57 million after-tax) as discussed in Note 9--Employee Merger and Separation Costs.


40 BURLINGTON NORTHERN SANTA FE CORPORATION